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September 2, 2010

BY EDGAR

Mark C. Shannon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yamana Gold Inc.
Form 40-F for Fiscal Year Ended December 31, 2009
Filed April 1, 2010
File No. 001-31880

Dear Mr. Shannon:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated August 19, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Form 40-F for Fiscal Year Ended December 31, 2009

Exhibit 99.3 — Consolidated Financial Statements

Note 21(c) — Non-Capital Losses, page 27

1.                                      Please expand your disclosure to identify why you have determined a valuation allowance is necessary for certain of your non-capital losses.  In this regard, address whether the valuation allowance is the result of non-capital losses in jurisdictions where you do not expect to have gains, expiration of non-capital losses in certain jurisdictions before gains are expected to be recognized, transactional accounting differences or other permanent differences between book and tax earnings, as applicable.

Response:

In evaluating whether a valuation allowance is required on the non-capital loss carryforwards, the following items are considered:

1.               The historic earnings of the company,

2.               The estimated future earnings of the company based on annual budgets,

3.               The stage the company is in, i.e. exploration, start-up or reclamation,

4.               The carryforward period of the non-capital losses, and

5.               Whether a prudent and feasible plan exists to utilize loss carryforwards.

The Company will provide the following disclosure in its future filings with the Commission, including its annual report on Form 40-F for the Year Ended December 31, 2010:

The Company has non-capital losses of approximately $xx million (December 31, 2009 - $678.2 million) available to apply against future taxable income.  Approximately $xx million (December 31, 2009 - $377.5 million) of these losses are subject to a valuation allowance where there is uncertainty regarding the Company’s ability to utilize these losses.  In particular, a valuation allowance has been taken in companies that are in reclamation or those that have no current source of income and have no future expectation of earnings and companies that are in exploration or start-up, where there is no history of prior earnings and future earnings are uncertain.

Note 26(a) — Fair Value of Financial Instruments

Normal Gold Sales Contracts and Metal Concentrate Sales Contracts, page 33

2.                                      We note from your disclosure that your sales of metal concentrates are initially measured at, and adjusted monthly to, quoted spot prices until the price is finalized two to three months after initial sale recognition.  Please tell us whether you consider this practice to be a provisionally-priced sale with an embedded derivative, and if so, whether you considered using the forward price for recognizing the initial sale with subsequent changes reflected as derivative gains and losses.  Please refer to Item VII of the September 25, 2002, SEC Regulations Committee Meeting highlights, which can be located at:

http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

Response:

The structure of metal concentrate sales represents a provisionally-priced sale with an embedded derivative.  It is the Company’s current practice to recognize the initial sale using forward price estimates obtained from COMEX of the New York Mercantile Exchange, whereas the final pricing is recorded upon receipt of final payment. Price adjustments are made monthly to sales that have not been finalized, based on the forward prices at the time.

On page 33 of Exhibit 99.3 to the Form 40-F, second paragraph under the caption “Normal Gold Sales Contracts and Metal Concentrate Sales Contracts”, the Company describes its application of forward prices on metal concentrate sales as follows:

“Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreement.”

This description contains the meaning of forward prices, in contrast to normal gold sales at spot prices.  In its future filings with the Commission, including its annual report on Form 40-F for the Year Ended December 31, 2010, the Company will revise the relevant disclosure as follows:

“Metal concentrate sales are based on forward market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreement.”

Concentrate revenues for independent smelters are set at a specified future date after shipment based on market prices.  Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed.  Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value using forward market prices each period until final settlement occurs in accordance with FASB Codification 815-15-25, with changes in fair value classified as revenue. The Company believes its current practice is consistent with the guidance provided in Item VII of the September 25, 2002, AICPA SEC Regulations Committee Meeting highlights.

Note 29 — Summary of Principal Differences between Canadian GAAP and United States GAAP, page 37

3.                                      Please tell us how your reference to Note 10 for the discontinued operations adjustments complies with the reconciliation requirement of Item 17(c) of Form 20- F.  In this regard, we note Item 17(c)(2)(i) of Form 20-F contemplates a reconciliation that begins with net earnings.

Response:

The Company began the reconciliation to net earnings in Note 29 with earnings from continuing operations because of the Company’s view that such a presentation provided readers with greater comparability of historic results to ongoing operations.  The purpose of the reference to Note 10 was to provide readers with a clear understanding of the nature of the Company’s discontinued operations.  In its future filings with the Commission, including its annual report on Form 40-F for the Year Ended December 31, 2010, the Company will begin the aforementioned reconciliation with net earnings.

The Company acknowledges that:

1.                                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-360-5134 or to my colleague Christian Kurtz at 416-360-2954.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	James Giugliano
Jennifer O’Brien
Securities and Exchange Commission

Peter Marrone
Sofia Tsakos
Yamana Gold Inc.

Christian Kurtz
Shearman & Sterling LLP